Exhibit 99.2

PRESS RELEASE

Cascades Inc. 404, boul. Marie-Victorin, C.P. 30 Kingsey Falls (Québec) J0A 1B0 Canada www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

CHANGING OF THE GUARD AT THE HEAD OF

CASCADES TISSUE GROUP

Kingsey Falls (Quebec), August 12, 2014 – After more than 17 years at the head of Cascades Tissue Group, Mrs. Suzanne Blanchet, President and CEO, announced today that she was passing the torch and leaving the Tissue Group to join the corporate ranks of the Cascades management team as Senior Vice-President, Corporate Development. Mr. Jean Jobin will succeed her and add the title of President to that of Chief Operating Officer which he already holds.

“I am very proud of how far we have come since we began our activities in the tissue paper sector. Starting with a single mill, we have managed to climb to the rank of fourth largest producer in North America and to become a key player, not only in the retail sector, but also in the commercial and industrial sectors. I firmly believe in the importance of ensuring the sustainability of the ingredients that have made Cascades successful since the beginning, and I am confident that the team that is now in place will lead the Group to continued growth,” declared Suzanne Blanchet.

The President and CEO of Cascades, Mario Plourde, paid tribute to Mrs. Blanchet in the following terms: “Few members of Cascades embody the values and the success of our company to the same degree as Suzanne. The first female president of a paper company in North America, she has had a profound impact on our industry and on the tissue paper sector in particular. I am very pleased that she is joining the corporate team to play, among other things, the role of strategic advisor. Her collaboration will be invaluable in helping all of Cascades to meet the challenges facing us and to continue along the path of growth.”

Mr. Jobin joined the Cascades team in 1992. Among other things, he has served as controller and manager in various groups of the company, both in North America and in Europe. He holds two master’s degrees, one in operations management and another in business management. He is also a Fellow of the Society of Management Accountants of Canada. In recent years, he has distinguished himself in the Tissue Group as Executive Vice-President of Away-from-Home Products in North America.

“In February 2013, we announced the appointment of Jean Jobin as Chief Operating Officer of the Tissue Group. His appointment marked the first step in a succession plan which we have executed today. Thanks to his leadership and his knowledge of the sector, Jean is the ideal person to succeed someone of Suzanne’s calibre”, declared Mario Plourde.

“It is a great honour for me to succeed Suzanne Blanchet. Today, I wish to salute her vision and the exceptional work she has accomplished, which have enabled Cascades to become a top-rank player in the North American tissue paper market. I take on this challenge, being fully aware of the key role that our operations play in Cascades’ strategic plan. Rest assured that we will be on the lookout for growth opportunities, especially in the American market,” said Jean Jobin.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media:	Investors:

Hugo D’Amours	Riko Gaudreault
Vice-President, Communications and Public Affairs	Director, Investor Relations
Cascades Inc.	Cascades Inc.
819 363-5164	514 282-2697
hugo_damours@cascades.com	riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

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Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades

RECYCLING + PACKAGING + PAPERS